UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2026
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, New York 10001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Changes to the Company’s Board of Directors

On June 25, 2026, the Board of Directors (the “Board”) of Riskified Ltd. (the “Company”) increased its size to nine members and appointed Ronen Assia as an independent director of the Company, effective immediately. A copy of the press release issued in connection with the announcement is furnished as Exhibit 99.1 herewith.

Mr. Assia was appointed as a Class II director of the Company for an initial term expiring at the Company’s annual shareholders' meeting to be held in 2026, and until his respective successor is duly elected and qualified, or until such earlier time as his office is vacated in accordance with the Company's Amended and Restated Articles of Association or the Israeli Companies Law, 5759-1999. The Board has determined that Mr. Assia qualifies as "independent" under the listing rules of the New York Stock Exchange.

Ronen Assia, 50, brings extensive product design and industry expertise. Mr. Assia is a co-founder of eToro Group Ltd. (NASDAQ: ETOR), where he oversaw products and engineering until 2020 and currently serves as Executive Director. Prior to co-founding eToro in 2007, Mr. Assia designed medical devices, household appliances, and desktop and web applications. Mr. Assia also currently serves as Managing Partner of Team 8 Fintech, a global venture group specializing in innovative Fintech companies. He holds a BA in Industrial Design from Bezalel Academy of Arts and Design and an MA in Product Design from the Royal College of Art in London.

As a non-employee director, Mr. Assia is entitled to receive compensation in accordance with the Company's non-employee director compensation policy, as described under “Director Compensation” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission (the "SEC") on March 6, 2026. In addition, the Company plans to enter into an indemnification agreement with Mr. Assia, a form of which has been filed as Exhibit 4.1 to the Company's Registration Statement on Form F-1 as filed with the SEC on July 19, 2021.

There are no family relationships, arrangements, or understandings between Mr. Assia and any other persons pursuant to which he was appointed as a director. Furthermore, there are no transactions between Mr. Assia and the Company that would necessitate disclosure pursuant to Item 7.B. of Form 20-F.

The information in this Report of Foreign Private Issuer on Form 6-K, other than Exhibit 99.1, is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (File Nos. 333-258461, 333-265150, 333-270006, 333-277711, 333-285599 and 333-294095).
EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Riskified Ltd., dated June 29, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: June 29, 2026	Name:	Eido Gal
	Title:	Chief Executive Officer